VIA EDGAR AND FACSIMILE	JUNE 17, 2005

Nilimah N. Shah
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Rotech Healthcare Inc.
Form 8-K
Filed June 9, 2005
File No. 000-50940

Dear Ms. Shah:

This letter sets forth the response of Rotech Healthcare Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing received by letter dated June 13, 2005. For your convenience, we have set forth each of the Staff’s comments immediately preceding our response.

1.	You have disclosed that you intend to file restated financial statements. However, you have not indicated how or when you intend to do so. Please tell us how and when you intend to file restated financial statements. We may have further comments after you file the restated financial statements.

We remind you that when you file your restated Form 10-K, you should appropriately address the following:

•	An explanatory paragraph in the reissued audit opinion,

•	Full compliance with APB, paragraphs 36 and 37,

•	Fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,

•	Updated Item 9A disclosures should include the following:

•	A discussion of the restatement and the facts and circumstances surrounding it,

•	How the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,

•	Changes to internal controls over financial reporting, and

•	Anticipated changes to disclosures controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

•	Refer to Items 307 and 308(c) of Regulation S-K.

•	Include all updated certifications.

Securities and Exchange Commission

June 17, 2005

Response:

As disclosed in the Company’s Current Report on Form 8-K filed on June 9, 2005, the Company intends to file with the Commission an amended Annual Report on Form 10-K/A for the year ended December 31, 2004 containing restated audited financial statements of the Company and its subsidiaries. In addition, the Form 10-K/A will correct certain selected financial information of the Company’s predecessor, Rotech Medical Corporation. The Company intends to file the Form 10-K/A with the Commission via EDGAR as soon as practicable following the completion of a review of the Company’s restated financial information by Deloitte & Touche LLP, the Company’s independent registered public accounting firm. At such time, the Company will issue a press release describing the restatement and will file with the Commission a Current Report on Form 8-K containing the press release. As soon as practicable thereafter, the Company intends to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

With respect to the balance of the items in connection with the Form 10-K/A, we note the Staff’s comment and will comply therewith.

*        *        *        *        *

Pursuant to your request, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to these responses or other matters, please call the undersigned or Rebecca Myers at 407-822-4600.

Very truly yours,

/s/ Barry E. Stewart
Barry E. Stewart
Chief Financial Officer